UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MIMVI, INC.
(Name of Issuer)

COMMON SHARES ($0.001 PAR VALUE PER SHARE)
(Title of Class of Securities)

60249A102
(CUSIP Number)

Kasian Franks
100 Spear St., Suite 1410
San Francisco, CA
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[The remainder of this page left intentionally blank.]

Cusip No. 60249A102

1	NAMES OF REPORTING PERSONS: Kasian Franks

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF – Affiliate (of reporting entity)

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
5
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER:

19,985,000 Common Shares
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		19,985,000 Common Shares

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,985,000 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

66.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN - Individual

SCHEDULE 13D

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of MIMVI, Inc., a Nevada Corporation (the “Issuer”).  The principal executive office of the Issuer is located at 100 Spear Street, Suite 1410, San Francisco, CA 94105.

Item 2. Identity and Background.

(a)	Name: Kasian Franks.
(b)	Business address: 100 Spear Street, Suite 1410, San Francisco, CA 94105.
(c)	Kasian Franks is currently the Chief Executive Officer of Mimvi, Inc. at the address of 100 Spear Street, Suite 1410, San Francisco, CA 94105.
(d)	During the last five years, Mr. Franks has not been convicted in a criminal proceeding.
(e)
During the last five years, Mr. Franks has not been a party to a civil proceeding that resulted in his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Franks is a citizen of the State of California.

Item 3. Source and Amount of Funds or Other Consideration.

On January 8, 2010 Mr. Franks purchased 10,000,000 common shares of the 10,170,000 common shares outstanding of Mimvi, Inc. for the consideration price of $236,000.  Subsequently, Mr. Franks canceled 9,000,000 of his shares and affected a 30-1 stock split resulting in his owning 30,000,000 shares.  He then canceled 5,000,000 of his shares and transferred 5,015,000 shares to other parties, leaving him currently with ownership of 19,985,000 common shares.

Item 4. Purpose of Transaction.

The purpose for the acquisition is solely for investment purposes.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, Mr. Franks has no present plan or proposal that would relate to or result in any of the matters set forth below:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)    Mr. Franks owns 19,985,000 common shares of MIMVI INC.  The holdings represent an approximate 66.4% interest.

(b)    Mr. Franks has the sole power to vote and to dispose or direct the disposition his shares of the Issuer's common stock.

(c)    N/A

(d)    N/A

(e)    N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer

N/A

Item 7.  Material to be Filed as Exhibits.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2010	By:	/s/ Kasian Franks
Kasian Franks, Chief Executive Officer